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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Technical Olympic USA, Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
878483106
(CUSIP Number)
Randy L. Kotler
4000 Hollywood Boulevard, Suite 500 N
Hollywood, Florida 33021
(954) 364-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	878483106	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Technical Olympic S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Greece

	7	SOLE VOTING POWER:

NUMBER OF		39,899,975 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		33,149,975 shares

WITH	10	SHARED DISPOSITIVE POWER:

6,750,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,899,975 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

67.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	878483106	Page	3	of	5
     This Amendment No. 7 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on December 27, 1999 and amended on February 14, 2000, February 11, 2003, November 13, 2003, December 16, 2003, November 4, 2004 and September 21, 2005 by providing the additional information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is hereby amended in its entirety to read as follows:
     (a) The Reporting Person is the beneficial owner of 39,899,975 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, represents 67.0% of the 59,590,519 shares of Common Stock outstanding as of June 16, 2006. This reflects a three-for-two stock split on the Common Stock, effective in the form of a 50% stock dividend, paid on June 1, 2004, and a five-for-four stock split on the Common Stock, effective in the form of a 25% stock dividend, paid on March 31, 2005.
     Except as set forth below, none of the persons identified on Schedule A to the previously filed Amendment No. 6 to the Schedule 13D beneficially own any Common Stock:

Name	Number of Shares	Percent
Andreas Stengos	236,322	.4%
George Stengos	230,322	.4%
Konstantinos Stengos	283,197	.5%
Chrissa Stengou*	113,161	.2%
Marianna Stengou	247,072	.4%
Styliani Stengou	231,009	.4%

     * Chrissa Stengou disclaims beneficial ownership of an additional 113,161 shares of Common Stock owned by her husband.
     Each person listed above has the sole power to vote and dispose of the shares of Common Stock that they beneficially own.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
     (c) Except as described in Item 6 below, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.
     (d) Except as described in Item 6 below, there is no other person that is known to have the right to receive or the power to direct the receipt of dividends from, and or the proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Item 6 is hereby amended to add the following:
     As previously reported, the Reporting Person entered into a Pledge Agreement dated October 13, 2004, in favor of Citibank International PLC (the “Citibank Pledge Agreement”), in connection with a $30,000,000 bond issue by the Reporting Person. Pursuant to the Citibank Pledge Agreement, the Reporting Person pledged and assigned to the bond holders, and created a first priority security interest in, all of its rights, title and interest in and to 3,750,000 shares of Common Stock. A portion of the bond loan was repaid in December 2005 and as a result, 2,500,000 of the pledged shares were released. There are currently 1,250,000 shares of Common Stock subject to the Citibank Pledge Agreement.

CUSIP No.	878483106	Page	4	of	5
     The Reporting Person entered into a Pledge Agreement dated June 16, 2006, (the “Agreement”) in favor of Alpha Bank S.A. (“Alpha”), a credit institution established and operating under the laws of Greece, in order to induce certain bond holders to extend credit to the Reporting Person and to induce Alpha to act as representative for the bond holders in connection with a €20,000,000 bond issue by the Reporting Person (the “Bond Loan Plan”). Pursuant to the Agreement, the Reporting Person has pledged and assigned to the bond holders, and created a first priority security interest in, all of its rights, title and interest in and to 5,500,000 shares of Common Stock (the “Shares”).
     Prior to the declaration of an event of default under the Agreement, the Reporting Person shall be entitled to vote or consent with respect to the Shares in any manner not inconsistent with the Agreement or any instrument delivered pursuant to or in connection with the Agreement. Upon a declaration of default, Alpha has the right to vote or consent with respect to the Shares and the right to the dispose of the Shares. Pursuant to the Agreement, the Reporting Person granted to Alpha an irrevocable proxy to vote the Shares, which proxy shall be effective upon the occurrence of an event of default under the Agreement. The Agreement will continue in full force and effect until all of the obligations of the Reporting Person to the bond holders arising under the Bond Loan Plan or other documents delivered pursuant thereto have been paid in full or otherwise satisfied.

CUSIP No.	878483106	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2006	TECHNICAL OLYMPIC S.A.
	By:	/s/ Konstantinos Stengos
		Name:	Konstantinos Stengos
		Title:	President